Mail Stop 4561

July 1, 2008

VIA U.S. MAIL AND FAX (904) 301-4201

William S. McCalmont
Chief Financial Officer
The St. Joe Company
245 Riverside Avenue
Suite 500
Jacksonville, FL 32202

> **Re:** **The St. Joe Company**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2007**
> **Filed February 25, 2008**
> **File No. 001-10466**

Dear Mr. McCalmont:

We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

Sincerely,

Kevin Woody
Branch Chief